UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2018
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated November 1, 2018, announcing that Mr. Aksel C. Olesen has been appointed Chief Financial Officer, effective January 1, 2019. Mr. Olesen succeeds Mr. Harald Gurvin, the Company’s current Chief Financial Officer, who will leave the Company to take on the position as Chief Financial Officer of Flex LNG Management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date:	November 1, 2018	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL – Announcement of new Chief Financial Officer

Press release from Ship Finance International Limited - November 1, 2018.

Ship Finance International Limited (“Ship Finance” or the “Company”) announces today that Mr. Aksel C. Olesen has been appointed Chief Financial Officer, effective January 1, 2019. Mr. Olesen succeeds Mr. Harald Gurvin, the Company’s current Chief Financial Officer, who will leave the Company to take on the position as Chief Financial Officer of Flex LNG Management.
Mr. Olesen has served in a range of senior roles in the shipping industry and capital markets. He will join Ship Finance from Pareto Securities, where he is currently Head of Shipping and Offshore Project Finance. During his 12-year tenure at Pareto Securities, Mr. Olesen has worked in various positions in the firm’s investment banking division, including as Head of Investment Banking Asia in Singapore from 2011 to 2014. Mr. Olesen started his career working for the shipping company Kristian Jebsens Rederi as part of the legal and finance team. Mr. Olesen holds a Law Degree from the University of Bergen.
Ole B. Hjertaker, CEO in Ship Finance Management comments: “We are pleased to welcome Aksel as the new Chief Financial Officer in Ship Finance. We expect his broad industry and corporate finance experience will be a significant benefit to the Company. On behalf of the Board, our shareholders and all of us at Ship Finance, we would like to thank Harald for his rewarding contribution to Ship Finance over the last 12 years. In this period, the Company has made asset acquisitions of nearly $8 billion and paid $1.7 billion in dividends to our shareholders, and we wish him all the best and success in his new position.”
Aksel C. Olesen, the newly appointed CFO comments: “I am very motivated to join the Ship Finance team at an exciting time for the Company where we see a structural shift in access to capital for maritime companies, and particularly within the maritime lending space. With a strong track record and healthy balance sheet, I believe the Company is in a unique position to benefit from an increasing number of asset acquisitions opportunities and the potential for incremental growth through a diversification of the product offering.”

November 1, 2018

The Board of Directors

Ship Finance International Limited

Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Investor and Analyst Contacts:

Harald Gurvin, Chief Financial Officer, Ship Finance Management AS

+47 23 11 40 09

André Reppen, Senior Vice President, Ship Finance Management AS

+47 23 11 40 55

Media Contact:

Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS

+47 23 11 40 11

About Ship Finance
Ship Finance International Limited (NYSE: SFL) has a unique track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company’s fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.shipfinance.bm
Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management’s examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.